May [6], 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Staff Attorney | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Sonia Barros

Re: CAM Group, Inc. (f/k/a RT Technologies, Inc.)

Amendment No.2 to Form 8-K

File No. 001-33907

Filed December 3, 2012

Ms. Barros:

CAM Group, Inc. (f/k/a RT Technologies, Inc.) (the “Company”) hereby submits its response letter for the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 20, 2012, relating to the abovementioned 8-K. The Company has amended the 8-K in response to the SEC's comments. In addition, we have made non-material corrections to the 8-K. Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the 8-K, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment: 1. We note your response to comment 2 in our letter dated October 26, 2012 and the supporting materials filed with your amended Form 8-K, and we reissue the comment in full. For each of the sources cited, please provide us with a more complete copy of the source and specifically highlight the portion of the source that supports the factual assertions and statements made in your amended Form 8-K. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Response:	We have revised the disclosure in Form 8-K. Pursuant to Exchange Act Rule 12b-4, enclosed are supporting materials.

Comment:	2. We note your response to comment 4 in our letter dated October 26, 2012, however, we are still unclear how you concluded that you had effective disclosure controls and procedures and internal control over financial reporting as of June 30, 2012. We note that you did not hire Ms. Luo, who is a CPA in the U.S., until November 16, 2012; in this regard, it does not appear that this would have impacted your conclusion as of June 30, 2012. Please advise or revise your Form 10-Q for the quarterly period ended June 30, 2012 accordingly. Furthermore, we note that your Form 10-Q for the quarterly period ended September 30, 2012 includes a conclusion that your disclosure controls and procedures were not effective due to lack of U.S. GAAP experience. This appears consistent with the fact that you did not hire Ms. Luo until November 2012 and further contradicts your conclusion regarding effectiveness as of June 30, 2012.

Response:	We have revised our Form 10-Q pursuant to your comment.

Description of China Agriculture Media Group Co., Ltd. Business, page 6

Comment: 3. We note your response to comment 7 in our letter dated October 26, 2012. Please also revise to clarify whether you currently manage or operate any stores within the “Network”..

Response:	We have revised the Form 8-K to clarify that we are currently managing and operating 300 stores within the Network after the first stage of development. Please see page [7] of the Form 8-K.

Plan of Operations, page 7

Comment 4. We note your response to comment 8 in our letter dated October 26, 2012 and the revisions made. Please expand your disclosure to more thoroughly explain how you intend to fund the portion of your business that related to the operating and subleasing of stores. For example, we note that you intend to raise $10 million in an offering. Please provide more information about this proposed offering, including a timeline. Please clarify if you expect Precursor Management to assist in this funding in light of the fact that the commitment letter expires in March 2013. We may have further comment.

Response:	Revisions have been made under “Plan of Operations” in response to your comment. We have included as an exhibit the Advisory Agreement with Axiom Capital Management, Inc. Please see page [39] of the Form 8-K.

Directors and Executive Officers, Promoters and Control Persons, page 9

Comment	5. We note your response to comment 11 in our letter dated October 26, 2012. For each of your directors, please state specifically the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K for guidance.

Response:	We have revised the Form 8-K to address this comment. Please see page [42 and 43] of the Form 8-K.

Comment	6. We note that your amended Form 8-K was signed by your chief executive officer, Kit Ka. This person is not identified as your chief executive officer in this section and instead, Yichuan Wang, is identified as your chief executive officer. Please revise or advise.

Response:	We have revised the Form 8-K in response to your comment.

Exhibit 99.1 Financial Statements

Comment	7. We note your response to comment 14 in our letter dated October 26, 2012. Your response does not address our comment. Please revise your filing to include the interim financial statements of China Agriculture Media Group, Inc. for the interim period ended March 31, 2012.

Response:	We have included the interim financial statements for China Agriculture Media Group, Inc.

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We hereby acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (954)675-5918 if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.

Date: May [6], 2013

/s/ Kit Ka
Name: Kit Ka
Title: Chief Executive Officer